Amendment to the By-Laws
of
Aberdeen Emerging Markets Smaller Company
Opportunities Fund, Inc.

Pursuant to Article 7.1 of the Second Amended and
Restated By-laws (the "By-laws") of Aberdeen
Emerging Markets Smaller Company Opportunities
Fund, Inc. (formerly, Aberdeen Emerging Markets
Telecommunications and Infrastructure Fund, Inc.)
(the "Company"), Article 2.2 of the By-laws is hereby amended and restated in its entirety as follows:

Article 2.2.  Annual Meeting.  The annual meeting
of the Stockholders of the Company shall be held at such place as the Board of Directors shall select on such date as may be fixed by the Board of Directors each year, at which time the Stockholders shall elect
Directors, and transact such other business as may properly come before the meeting. Any business of the Company may be transacted at the annual meeting without being specially designated in the notice of meeting except as otherwise provided by statute, by the Articles of Incorporation or by these Bylaws.

Further, Article 2.7. of the By-laws is hereby amended and restated in its entirety as follows:

Article 2.7.  Vote of the Meeting.  When a quorum
is present or represented at any meeting, the vote of the holders of a majority of the votes cast shall decide any question brought before such meeting, except as provided in the following sentence with respect to the election of directors and unless the question is one upon which, by express provisions of applicable statutes, of the Articles of Incorporation or of these Bylaws, a different vote is required, in which case such express provisions shall govern and control the decision of such question. With respect to the election of directors by stockholders, each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees for director, as determined by the Secretary of the Company, exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Article, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director (with any "abstentions" and "broker nonvotes" not counted as a vote cast either "for" or "against" that director's election).

Further, Article 3.6 of the By-laws is hereby amended and restated in its entirety as follows:

Article 3.6.  Resignation.  A Director may resign at
any time by giving written notice of his or her resignation to the Board of Directors or the Chairman of the Board or Secretary of the Company. Any resignation shall take effect at the time specified in it or, should the time when it is to become effective not be specified in it, upon the Board's acceptance of such resignation. No
Director candidate shall be presented to shareholders of the Company for election at any meeting that is scheduled to occur after he or she has reached the age of76. Each Director shall automatically be deemed to retire from the Board at the next annual shareholders' meeting following the date he or she reaches the age of 76 years, even if his or her tenure of office has not expired on that date. Where no annual shareholders' meeting is held, the retiring Director is deemed to retire at the conclusion of the next regular quarterly Board meeting following the date he or she reaches the age of 76. Notwithstanding the above, in specific circumstances, the Board may permit a director to serve in office beyond the age of 76.


September 30, 2015